Exhibit 12.1

Computation of
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(amounts in thousands)	2008	2007	2006	2005	2004

Loss before income taxes and cumulative effect
of adoption of and change in accounting principles	$(16,556)	$(19,429)	$(10,742)	$(23,445)	$(44,158)

Plus fixed charges:
Interest expense	1,374	2,070	2,047	4,623	6,103
Amortization of costs related to indebtedness	567	1,536	2,308	5,521	6,792
Estimated interest factor in rent expense (1)	660	512	482	391	455
Total Fixed Charges	2,601	4,118	4,837	10,535	13,350
Adjusted loss	(13,955)	(15,311)	(5,905)	(12,910)	(30,808)
Fixed charges	2,601	4,118	4,837	10,535	13,350
Deficiency in earnings to cover fixed charges	$(16,556)	$(19,429)	$(10,742)	$(23,445)	$(44,158)

Ratio of earnings to fixed charges	*	*	*	*	*

* Calculation not meaningful as ratio is less than 1.
(1) The interest factor in rent expense is estimated as one-third of rental expense.